

Mail Stop 6010

November 6, 2007

Mr. John Lackland
Chief Financial Officer
Power Efficiency Corporation
3960 Howard Hughes Pkwy, Ste 460
Las Vegas, NV 89169

> RE: **Power Efficiency Corporation**
> **Form 10-KSB for the year ended December 31, 2006**
> **Form 10-QSB as of June 30, 2007**
> **File No. 0-31805**

Dear Mr. Lackland :

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations or Plan of Operation, page 19

1.   We note your non-GAAP measure "Net Loss excluding non-cash compensation and non-cash interest." Given that this measure excludes recurring items, tell us the usefulness of the measure and discuss how your presentation of the non-GAAP financial measure complies with Item 10(h) of Regulation S-B. In this regard, in light of the fact that you are excluding "non-cash" items, clarify whether the non-GAAP measure is a performance measure or a liquidity measure.

2.   If you elect to continue to present the non-GAAP measure in your Exchange Act filings, please revise future filings, including any amendment to this filing, to include all of the disclosures required by Item 10(h) of Regulation SB. Please also refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm). Please provide us with a sample of your proposed disclosure.

Financial Statements, page 25

Note 2 – Summary of Significant Accounting Policies, page 31

Inventories, page 31

3.   Please revise future filings to discuss in greater detail the "circumstances" that would lead you to review your inventory for possible impairment.

4.   Please also revise future filings to disclose your accounting policy for long-term inventory. In this regard, tell us why you classify the inventory as long-term and why you believe this presentation is appropriate. Cite any accounting literature on which you base your presentation.

Deferred Financing Costs, page 32

5.   We note that expenditures incurred in conjunction with equity capital issuances are deferred as other assets. With reference to any authoritative GAAP literature, please tell us why you believe this accounting policy is consistent with US GAAP. Alternatively, revise future filings to properly account for expenditures incurred in conjunction with equity capital issuances in accordance with US GAAP.

Product Warranties, page 33

6.   We note your disclosure that you provide for warranty costs as they are incurred. Please explain to us how your accounting policy is consistent with SAB Topic 13.A.3(c), which requires accrual of such costs at the time revenue is recognized. As appropriate, revise the filing to correct your accounting or tell us why you do not believe a revision is necessary.

7.   Further to the above, please revise future filings to provide the disclosures required by paragraph 14 of FIN 45, or tell us why you do not believe this disclosure is required.

Goodwill, page 33

8.   Please revise this note in future filings to disclose your accounting policies relating to your goodwill impairment tests. In this regard, describe the two-step impairment test required by SFAS 142. In addition, disclose the number of reporting units you have identified, the date of your annual impairment analysis and the results of your most recent impairment analysis. Finally, disclose the additional circumstances which would require you to perform an impairment analysis.

Note 11 – Warrants, page 38

9.   We note that in 2006 you issued 10,821,576 warrants with a fair value of $2,524,367. Please tell us and revise future filings, including any amendments to this filing, to address the following:

  •   Disclose the methodology and any significant assumptions you used in valuing the warrants.

  •   Tell us why the fair value of the warrants issued in connection with the debt securities was expensed as part of selling, general and administrative expenses, citing any authoritative literature upon which you are relying. Explain how your accounting complies with paragraphs 13-15 of APB 14.

Note 12 – Stock Option Plan, page 39

10.   We note your pro forma presentation of net loss for 2005 and 2006 assuming that the fair value provisions of SFAS 123R had not been applied. Please note the guidance in SAB Topic 14.G, which states that such a measure is deemed to be a non-GAAP measure. Please also note the guidance in Item 10(h)(1)(ii)(C) of Regulation S-B, which expressly prohibits the presentation of non-GAAP financial measures on the face of financial statements or in the notes thereto.

Revise future filings, including any amendment to this filing, to remove the presentation of the non-GAAP financial measures in the footnotes to the financial statements.

11.   Revise future filings, including any amendment to this filing, to include the disclosures required by paragraph 84 of SFAS 123R.

Note 13 – Commitments and Contingencies, page 41

Litigation, page 42

12.   We note from your disclosures on page 10 that you have disputed liabilities of $210,000 as of December 31, 2006. Please tell us and revise this note in future filings to disclose the nature and status of your disputed liabilities.

Form 10-QSB as of June 30, 2007

Note 7 – Accounting for Share-Based Payments, page 8

13.   We note your presentation of the non-GAAP financial measure "Net Loss excluding non-cash compensation and non-cash interest" in this footnote. Consistent with the guidance in Item 10(h)(1)(ii)(C) of Regulation S-B, please remove this non-GAAP measure from the footnotes to the financial statements in all future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief